Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
Palomar Insurance Holdings, Inc	Delaware
Palomar Specialty Insurance Company	Oregon
Palomar Excess and Surplus Insurance Company	Arizona
Palomar Specialty Reinsurance Company Bermuda, Ltd.	Bermuda
Palomar Insurance Agency DBA Palomar General Insurance Agency	California